SE 18006047

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2018

Washington DC
408

SEC FILE NUMBER
8-20851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade Manage Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Market Street, Suite 410
(No. and Street)

Saddle Brook (City) NJ (State) 07663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Lee (800) 221-5676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. Velocci & Associates
(Name – *if individual, state last, first, middle name*)

PO Box 26 / 15 Broadway (Address) Denville (City) NJ (State) 07834 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade Manage Capital, Inc., as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPHINE TORRES
NOTARY PUBLIC OF NEW JERSEY
ID # 2336160
My Commission Expires 10/19/2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

J VELOCCI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

15 BROADWAY
DENVILLE, NJ 07834

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of Trade Manage Capital, Inc.
Saddle Brook, New Jersey

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Trade Manage Capital, Inc. (a New Jersey Subchapter S Corporation) as of December 31, 2017 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the

PHONE: (973) 620-9607 FAX: (973) 620-9604 WWW.JVAFIRM.COM

financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinions

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade Manage Capital, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The financial statements of Trade Manage Capital, Inc. as of December 31, 2016, were audited by other auditors whose report dated February 17, 2017, expressed an unmodified opinion on those statements.

J. Velocci & Associates

J. Velocci & Associates

Denville, New Jersey
February 27, 2017

TRADE MANAGEMENT CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 1,212,219	$ 1,306,612
Cash Segregated Under Federal and Other Regulations	259,106	202,952
Due from Broker	13,974	12,712
Prepaid Expenses	29,954	26,601
Other Current Assets	30,851	52,065
Total Current Assets	1,546,104	1,600,942
Fixed Assets		
Furniture, Fixtures, & Equipment, (at cost)	271,761	271,761
Less: Accumulated Depreciation	(259,825)	(257,245)
Net Book Value	11,936	14,516
Leasehold Improvements, net	60,182	70,574
Total Fixed Assets	72,118	85,090
Other Assets	21,451	21,451
Total Assets	$ 1,639,673	$ 1,707,483
LIABILITIES & STOCKHOLDERS' EQUITY		
LIABILITIES		
Current Liabilities:		
Accounts Payable & Accrued Expenses	$ 372,674	$ 367,443
Total Liabilities	372,674	367,443
STOCKHOLDERS' EQUITY		
Common Stock, $0.001 Par Value, 8,000,000 Shares Authorized 2,466,401 Shares Issued & Outstanding	2,805,587	2,805,587
Paid-In Capital	164,000	164,000
Retained (Deficit) Beginning of Year	(618,324)	(666,831)
Net Income (Loss) for the Year	(73,041)	48,507
Retained (Deficit) End of Year	(691,365)	(618,324)
Treasury Stock (1,230,198 Shares at Cost)	(1,011,223)	(1,011,223)
Total Stockholders' Equity	1,266,999	1,340,040
Total Liabilities & Stockholders' Equity	$ 1,639,673	$ 1,707,483

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Certified Public Accountants".

TRADE MANAGEMENT CAPITAL, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUE		
Commissions	$ 3,732,920	$ 4,475,816
Other Revenue	251,242	67,823
Total Revenue	3,984,162	4,543,639
OPERATING EXPENSES		
Salaries & Payroll Expense	1,755,710	2,168,567
Soft Dollar Expenses	1,265,541	1,263,268
Licensed Software Rentals	263,350	346,782
Rent & Occupancy	203,344	159,086
Regulatory Fees	93,968	76,587
Exchange & Routing Expense	98,196	105,004
Commissions & Floor Brokerage	40,351	56,915
Merchant Fees	127,739	161,857
Insurance	35,543	23,004
Depreciation & Amortization	12,972	13,362
Other Expenses	160,489	120,700
Total Operating Expenses	4,057,203	4,495,132
NET INCOME (LOSS)	$ (73,041)	$ 48,507

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Certified Public Accountants".

TRADE MANAGEMENT CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Capital Stock	Paid-In Capital	(Deficit)	Treasury Stock	Total
Balance, January 1, 2017	$ 2,805,587	$ 164,000	$ (618,324)	$ (1,011,223)	$ 1,340,040
Capital Stock Redeemed	0	0	0	0	0
Net Income (Loss)	0	0	(73,041)	0	(73,041)
Balance, December 31, 2017	$ 2,805,587	$ 164,000	$ (691,365)	$ (1,011,223)	$ 1,266,999

	Capital Stock	Paid-In Capital	(Deficit)	Treasury Stock	Total
Balance, January 1, 2016	$ 4,282,587	$ 164,000	$ (666,831)	$ (1,011,223)	$ 2,768,533
Capital Stock Redeemed	(1,477,000)	0	0	0	(1,477,000)
Net Income (Loss)	0	0	48,507	0	48,507
Balance, December 31, 2016	$ 2,805,587	$ 164,000	$ (618,324)	$ (1,011,223)	$ 1,340,040

The accompanying notes are an integral part of these financial statements.

TRADE MANAGEMENT CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows from Operating Activities		
Net Income (Loss)	$ (73,041)	$ 48,507
Adjustment to Reconcile Net Income to		
Net Cash Provided by Operating Activities		
Depreciation & Amortization	12,972	13,362
Changes in Current Assets & Current Liabilities:		
(Increase) Decrease in Cash Segregated - Federal & Other Regulations	(56,154)	118,216
(Increase) Decrease in Due from Broker	(1,262)	(4,306)
(Increase) Decrease in Prepaid Expenses	(3,353)	4,549
(Increase) Decrease in Other Current Assets	21,214	(4,696)
Increase (Decrease) in Accounts Payable & Accrued Expenses	5,231	(168,404)
Net Cash Provided (Used) from Operating Activities	(94,393)	7,228
Cash Flows from Financing Activities		
Common Stock Redeemed	0	(1,477,000)
Contributed Capital	600,000	0
Distributions	(600,000)	0
Net Cash Provided (Used) from Financing Activities	0	(1,477,000)
Net Change in Cash and Cash Equivalents	(94,393)	(1,469,772)
Cash & Cash Equivalents - Jan 1,	1,306,612	2,776,384
Cash & Cash Equivalents - Dec 31,	$ 1,212,219	$ 1,306,612
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year:		
Income Taxes	$ 3,595	$ 1,900
Interest Expense	$ 196	$ 492

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Certified Public Accountants".

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

TRADE MANAGE CAPITAL, INC., (the COMPANY) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority, (FINRA) and the Securities Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the years ended December 31, 2017 and 2016.

The Company maintains a cash balance at a commercial bank. Accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC). At times during the years, the balance in this institution may exceed the FDIC insurance level. Generally, these deposits may be redeemed upon demand, therefore, bear minimal risk.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

Accounting Standards Codification

The Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. The Statement establishes the FASB Accounting Standards Codification (ASC) as the single source of authoritative United States generally accepted accounting and reporting standards for non-governmental entities, in addition to guidance issued by the SEC and these financial statements are reference accordingly.

Securities Transactions and Commission

Securities transactions are recorded on a settlement date basis. Commission and related clearing charges are also recorded on a settlement date basis as securities transactions occur. The company records revenue from soft dollar transactions when earned. Related expenses are paid from the segregated cash account per the agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Significant Credit Risk and Estimates

The responsibility for processing customer activity rest with the Company's clearing firm, Pershing LLC (Pershing). The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which generally two business days after the trade date. Pershing is therefore exposed to risk loss on these transactions in the event of the customer's inability to meet the terms of its contract, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer related obligations. Any loss incurred by Pershing is charged back to the Company.

The Company in conjunction with Pershing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral level. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in Saddle Brook, NJ and its customers are located throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts for the purposes of balance sheet classification and statement of cash flows presentation, investments with an original maturity of three months or less are considered cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Fair Value Measurement

FASB ASB 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritized the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Inputs (other than quoted prices included in levell) that are observable for the asset or liability, either directly or indirectly.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The Company did not have any assets or liabilities subject to fair value measurement at December 31, 2017 and 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes

Federal Income Tax – The Company elected to be taxed as a subchapter "S" corporation. Under these elections, the corporation merely acts as conduits and all income and related credits flow through the corporation and are taxed directly to the stockholder based on their ownership of the corporate stock.

State Income Tax – The Company elected to have the corporation taxed as subchapter "S" corporation. Under this election, as with the federal election, all income and expenses are taxed to the stockholders based on their ownership of the corporate stock. In addition, the state applies a fixed tax based on gross receipts.

The Company adopted the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles, with no cumulative effect adjustment required. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more likely than not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2017 and 2016.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2014.

The Company's policy is to classify income tax related interest and penalties in interest expense and general expenses, respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

Fixed Assets in excess of $1,000 with a useful life of more than one year are carried at cost and depreciated using straight-line and accelerated methods over their estimated useful lives. The assets, estimated useful lives, cost, current year depreciation and accumulated depreciation are as follows:

	2017	2016
Leasehold improvements	$166,831	$166,831
Computer equipment	203,635	203,635
Furniture and fixtures	68,126	68,126
Total Cost	438,592	$438,592
(less:) accumulated depreciation and amortization	(366,474)	(353,502)
Net book value	$ 72,118	$85,090

Depreciation expense for the years ended December 31, 2017 and 2016 was $12,972 and $13,362, respectively.

In the case of disposals, the assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to expense or credited to income.

As of December 31, 2017, there was no impairment of fixed assets.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Litigation:

In the ordinary course of business the Company is subject to litigation recurrent litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of potential and current litigation involving the Company cannot be predicted with certainty, the Company's management does not expect such litigation to have a material adverse effect on the Company's financial position or results of operations.

NOTE 4 - COMMITMENTS AND CONTINGENCIES (CONT.)

Leases:

The Company leases office space in Saddle Brook, New Jersey. The terms of this lease require annual base lease payments as follows:

Year	Annual Base Rent
2017 & 2018	92,034 per year
2019 & 2020	95,923 per year

The Company also rents space for a back office facility on a month to month basis from an entity owned by an officer of the Company. Total rent expense for the years ended December 31, 2017 and 2016 amounted to $161,119 and $114,028 exclusive of utilities which amounted to $42,224 and $45,057, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1). Which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $ 1,112,625 which was $862,625 in excess of its required net capital of $250,000. The Company had a percentage of aggregate indebtedness to net capital of 33.50% as of December 31, 2017. At December 31, 2016, the Company had net capital of $ 1,193,898 which was $943,898 in excess of its required net capital of $250,000. The Company had a percentage of aggregate indebtedness to net capital of 30.78% as of December 31, 2016.

NOTE 6 - COMMON STOCK

There were no common stocks issued or redeemed during 2017.

During the year ended December 31, 2016 the sole shareholder redeemed 1,298,461 common shares for $ 1,477,000.

During the year ended December 31, 2016, all minority shares of common stock were acquired by the sole remaining shareholder in off-balance sheet transactions which also resulted in the contribution of $ 388,692 to the existing capital stock account.

NOTE 7 - TREASURY SHARES

There were no treasury shares acquired or issued during 2017 and 2016

NOTE 8 - RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its eligible employees. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. The Company made no matching contributions to the plan during the years ended December 31, 2017 and 2016.

NOTE 9 - RELATED PARTY TRANSACTIONS

In addition to office leases, the Company also leases trading software from an entity owned by an officer of the company. The Company received the use of this software without cost during 2017 and 2016.

NOTE 10 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Non-interest bearing cash accounts in the amount of $259,106 and $202,952 as of December 31, 2017 and 2016, respectively, have been segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2018, the date the Financial Statements were available to be issued.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of Trade Manage Capital, Inc.
Saddle Brook, New Jersey

We have audited the accompanying financial statements of Trade Manage Capital, Inc. (a New Jersey Subchapter S Corporation) as of and for the year ended December 31, 2017, and have issued our report thereon dated February 27, 2017, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

J. Velocci & Associates

J. Velocci & Associates

Denville, New Jersey
February 27, 2018

TRADE MANAGEMENT CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017 AND 2016

SCHEDULE I

NET CAPITAL	2017	2016
Shareholders' Equity	$ 1,266,999	$ 1,340,040
Deductions and/charges		
Non-allowable assets	(154,374)	(146,142)
Net Capital before Haircuts on Securities Positions	1,112,625	1,193,898
Haircuts and Undue Concentration	0	0
NET CAPITAL	$ 1,112,625	$ 1,193,898
AGGREGATE INDEBTEDNESS	$ 372,674	$ 367,443
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)	$ 24,845	$ 24,496
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 250,000	$ 250,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 862,625	$ 943,898
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	33.50%	30.78%

Subject to the comments in the "Report of Independent Certified Public Accountants".

J VELOCCI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

15 BROADWAY
DENVILLE, NJ 07834

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Stockholder of Trade Manage Capital, Inc.
Saddle Brook, New Jersey

We have reviewed management's statements, included in the accompanying exemption report in which (1) Trade Manage Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Trade Manage Capital, Inc. claimed an exemption for 240.15c3-3(k)(2)(i), "Reports to be made by certain brokers and dealers" ("the exemption provisions") and (2) Trade Manage Capital, Inc. stated that Trade Manage Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cross Research Group's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trade Manage Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R. § 240.15c3-3(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. Velocci & Associates

J. Velocci & Associates

Denville, New Jersey
February 27, 2018

PHONE: (973) 620-9607 FAX: (973) 620-9604 WWW.JVAFIRM.COM

TRADE MANAGE CAPITAL, INC.
MEMBERS FINRA • SIPC

Exemption Report:

Trade Manage Capital, Inc attests that it is to the best of its knowledge and belief, that the Firm is exempt from Rule 15c3-3, the Customer Protection Rule, under the following provisions:

1) Under subsection (k)(2)(i) of Rule 15c3-3, a broker-dealer is exempt if that introducing firm (1) does not carry margin accounts, (2) promptly transmits all funds and securities received, (3) does not hold customer funds or securities, (4) does not owe money or securities to customers, and (5) effects all soft dollar/commission recapture transactions through a bank account entitled – 'Special Account for the Exclusive Benefit of Clients.

2) Under subsection (k)(2)(ii), an introducing broker-dealer is exempt if it clears all transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker-dealer. Pershing LLC carries all accounts of customers and maintains required books under Rules 17a-3 and 17a-4 for Trade Manage Capital, Inc.

Trade Manage had met the identified exemptive provisions of 15c3-3(k) throughout the most recent fiscal year without exception.

Edward Lee
President

299 MARKET STREET • SADDLE BROOK • NEW JERSEY 07663
(800) 221 5676 • (201) 587 2424 • (201) 587 9477 FAX
HTTP://WWW.TRADEMANAGE.COM

J VELOCCI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

15 BROADWAY
DENVILLE, NJ 07834

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Trade Manage Capital, Inc.
Saddle Brook, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2017, which were agreed to by Trade Manage Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Trade Manage Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Trade Manage Capital, Inc.'s management is responsible for Trade Manage Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. *Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the cash disbursement journal and canceled checks noting no differences;*

2. *Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;*

PHONE: (973) 620-9607 FAX: (973) 620-9604 WWW.JVAFIRM.COM

3. *Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no adjustments or differences;*

4. *Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no adjustments or differences; and*

5. *Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment or differences.*

We were not engaged to, and did not conduct an examination, the objective of which would be the expression on an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

J. Velocci & Associates

J. Velocci & Associates

Denville, New Jersey
February 27, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*****1398*********************MIXED AADC 220
20851 FINRA DEC
TRADE MANAGE CAPITAL INC
299 MARKET ST STE 410
SADDLE BROOK, NJ 07663-5319

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 4017
B. Less payment made with SIPC-6 filed **(exclude interest)** 7/20/17 Date Paid		(2042 54)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1974 46
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1974 46
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1974 46	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trade Manage Capital, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of Feb, 20 18.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,984,162
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,984,162
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	40,351
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Soft Dollar Expense (Deductions in excess of $100,000 require documentation)	1,265,541
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 196	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 271	
Enter the greater of line (i) or (ii)	271
Total deductions	1,306,163
2d. SIPC Net Operating Revenues	$ 2,677,999
2e. General Assessment @ .0015	$ 4,017.00 (to page 1, line 2.A.)

TRADE MANAGEMENT CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017 AND 2016

SCHEDULE II

	2017	2016
Credit Balances		
Free Credit Balances & Other Credit Balances in Customers' Accounts	$ 244,970	$ 176,847
Debit Balances	0	0
Reserve Computation		
Excess of Total Credits Over Total Debits	$ 244,970	$ 176,847
Amount Held on Deposit in Reserve Bank Account	$ 259,106	$ 202,952

Subject to the comments in the "Report of Independent Certified Public Accountants".

SCHEDULE III

TRADE MANAGE CAPITAL INC.

INFORMATION RELATING TO POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017 AND 2016

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2017 and 2016

TRADE MANAGE CAPITAL, INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016